MS&P CPA's & Advisors

Michael A. Pivoz   Peijin Wu Hoppe
Mark L. Smith   Jason L. Pivoz
Jeffry A. Campeau   Robert E. Mellen

MS&P

Report of Independent Registered Public Accounting Firm

Board of Directors
CIG Securities, Inc.
Southfield, Michigan

We have audited the accompanying statement of financial condition of CIG Securities, Inc., as of December 31, 2017. This financial statement is the responsibility of the CIG Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CIG Securities, Inc., as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.



Bingham Farms, Michigan
February 28, 2018

Mellen, Smith & Pivoz, PLC • Certified Public Accounts

30800 Telegraph Rd. • Suite 2800 • Bingham Farms, MI 48025 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com